

September 16, 2011

Via E-mail
Bob Bates
Chief Financial Officer
Inova Technology, Inc.
2300 West Sahara Ave., Suite 800
Las Vegas, NV 89102

> **Re: Inova Technology, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 24, 2011**
> **File No. 000-27397**

Dear Mr. Bates:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

1. We note your request at the beginning of your response letter that the Preliminary Information Statement on Schedule 14C filed July 8, 2011 and the Revised Preliminary Proxy Statement on Schedule 14A filed February 22, 2008 be withdrawn. Please confirm that no proxies were solicited with respect to the proxy statement on Schedule 14A filed February 22, 2008.

2. We note your response to comment number one in our letter dated July 19, 2011. Please confirm that the table you included in your response to comment number six in your letter dated June 19, 2011 is incorrect. If as you indicate in your response there was no stock split in 2009, please explain how the number of shares went from 600,000,000 in April 2008 to 3,000,000,000 in April 2009 and whether that transaction required shareholder approval.

Bob Bates
Inova Technology, Inc.
September 16, 2011
Page 2

3. We note your response to comment two in our letter dated July 19, 2011 and we re-issue the comment in part. Please provide, as applicable, the information required by Items 7, related to the relevant sections of Items 404(d), 405, and 407(g) of Regulation S-K, considering you are seeking shareholder approval for the election of directors, and Item 11, related to Item 202 of Regulation S-K, considering you are seeking shareholder approval for an increase in authorized shares, of Schedule 14A. Please also ensure that the information you present is consistent with the information you presented in your most recent annual report on Form 10-K for the period ended April 30, 2011; in this regard, we note that the summary compensation tables appear to differ.

4. We note your response to comment four in our letter dated July 19, 2011 and the certificate pursuant to Nevada revised statutes 78.209 attached as an exhibit to your Form 10-K for the fiscal year ending April 30, 2011. There appears to be a typographical error on the first certificate indicating "150,000,000 shares." The second certificate is not dated. Both certificates refer to "seven million five-hundred thousand common shares." Please clarify which transactions these exhibits are intended to represent.

Please contact Ronald E. Alper at (202) 551-3329 or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director